Mail Stop 6010

December 8, 2006

<u>Via Facsimile and U.S. Mail</u>

Ms. Lynne Silverstein
President
Patient Safety Technologies, Inc.
1800 Century ParkEast, Suite 200
Los Angeles, CA   90067

      RE: **Patient Safety Technologies, Inc.**
              Item 4.01 Form 8-K
              Filed November 29, 2006
              File No. 1-09727

Dear Ms. Silverstein:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated November 21, 2006

Item 4-01. Changes in Registrant's Certifying Accountant

Former Accountants

We note that you are reporting that your independent registered public accounting firm, Peterson & Co., LLP ("Peterson"), informed you on November 21, 2006 of its merger consummation with Squar, Milner, Miranda & Williamson, LLP ("Squar Milner"), and that the name of the post-merger firm is Squar, Milner, Peterson, Miranda & Williamson, LLP ("Squar Milner Peterson").

1.   The Item 4.01 Form 8-K should be amended to comply with all of the disclosure requirements of Item 304 of Regulation S-K, as the merger of Peterson with Squar Milner is considered to be a change of accountants whereby, in effect, Peterson, considered to be your former accountants, have either resigned, declined to stand for re-election or were dismissed as your independent registered public accounting firm, and that your client-auditor relationship with Peterson has ceased. In this regard, the amended Item 4.01 Form 8-K should provide the disclosures required by Item 304(a)(1)(i)-(v) of Regulation S-K.

In order for the former accountants to provide you with the letter required by Item 304(a)(3) of Regulation S-K, please give a copy of the filing to them as soon as possible. You must provide a copy of the filing to them no later then the date on which you file the amended Form 8-K with the Commission.

Please file the amended Form 8-K (Item 4.01) and the required confirming auditors' letter as Exhibit 16.1 to the amended Form 8-K, immediately. The filing was due on the fourth (4th) business day following the date the relationship with Peterson ceased.

New Accountants

2.   It is unclear from your current disclosures as to whether you have engaged either "Squar Milner" or the post-merger firm of "Squar Milner Peterson" as your new independent registered public accounting firm. Please clarify in the amended Item 4.01 Form 8-K, and provide all of the required disclosures pursuant to Item 304(a)(2)of Regulation S-K. To the extent you have not at this time engaged another independent registered public accounting firm, so indicate.

Further, we note that the post-merger firm, "Squar, Milner, Peterson, Miranda & Williamson, LLP" is not registered with the Public Company Accounting Oversight Board (United States) or "PCAOB." Please advise us as to the status of any proposed or pending registration. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e., registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement, as applicable, of Squar Milner or Squar Milner Peterson.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call David Burton at (202) 551-3626.

Sincerely,

David Burton
Staff Accountant